Exhibit 99.2

Ciba Specialty Chemicals


January - September 2000                                Ciba  [GRAPHIC OMITTED]


o Sales rise 12 percent in Swiss francs; 5 percent in local currencies - volume up 8 percent

o  Net income up 65 percent

o  Operating income up 58 percent; EBITDA margin at 17.4%


Consolidated Financial Highlights (unaudited)
(in millions of Swiss francs, except share and per share data)


Nine months ended September 30,                                          Change
                                                        2000     1999       %
-------------------------------------------------------------------------------
Net sales(1)                                            5985     5344      12
Gross profit                                            2017     1678      20
Operating income(1)                                      688      435      58
Financial income and expense                            (191)    (235)    -19
Income from continuing operations, before income taxes   497      200     149
Provision for income taxes                               168       77     120
Income from continuing operations                        329      123     168
Net income from discontinued operations, net of tax(2)     0       76
Net income                                               329      199      65
Earnings per share, basic and diluted
    Continuing operations                               4.96     1.85
    Discontinued operations                             0.00     1.15
    Net income                                          4.96     3.00
EBITDA(1)(3)                                            1039      773      34

(1)  From continuing operations.
(2) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity.
(3) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

Dear Shareholders,

Once again, I am pleased to be able to report to you a positive set of results for our company. As you can clearly see in our financial highlights, Ciba Specialty Chemicals has continued its strong performance - a positive upward trend which began in the latter half of 1999. We have committed ourselves to providing consistently steady and positive results. Our track record has demonstrated that we have kept our promise. Sales for the first nine months of this year were 12 percent higher in Swiss francs than during the corresponding period in 1999. Operating income was 58 percent higher. EBITDA reached 17.4 percent of sales. And, we are very satisfied with our improvement in net income, which rose 65 percent.

I would like to highlight several key points. The very good performance which we achieved in the first-half continued in the third quarter. Our year-to-date and third quarter sales were both higher than the corresponding periods in 1999. This was achieved in spite of the higher base level in the third quarter of 1999. And, our strong bottom line performance continues to benefit from the fact that as a truly global company, we have been able to offset sharp increases in raw material prices by proactively shifting our source of suppliers from one hemisphere to another. We continue to anticipate only a 2 percent to 3 percent increase in raw material prices for the full year.

This report marks a significant improvement in our reporting to shareholders compared to our past practice and, for the first time we are providing both sales and profit figures with our quarterly reporting. Why are we doing this? Our aim is to perform at the highest levels of the specialty chemicals industry and to achieve best practice standards, and I am personally committed to openness and transparency in financial reporting. In 1997, Ciba became one of the first Swiss companies to adopt the more transparent U.S. GAAP reporting standards. I believe

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                                                                             8

our shareholders and other stakeholders are entitled to quarterly sales and profit figures and this will be our standard practice in the future. I trust that you will appreciate this decision.

As we move through the last quarter of the year, we continue to monitor the trends and conditions in the global economy and in our important end-user markets. We continue to see signs of a so-called "soft landing" scenario in the United States, with a continuation of growth, albeit at a more modest rate, and we are mindful of the even stronger base level from the fourth quarter of 1999 that we face in the final quarter of this year. However, assuming that there is no drastic change in the current trends, I am able to confidently state that we are clearly on target to achieve the financial targets for 2000 that we established at the beginning of the year. In fact, I can now say that we feel very comfortable that we will achieve an EBITDA margin at the top or somewhat above the target range of 16 percent to 17 percent of sales. This would indicate a strong double-digit percentage increase in both net income and earnings per share.

I would like to thank you for your continued support of our company. We will continue to focus on our key business drivers, our compact and synergistic portfolio of outstanding products and services and to achieve a consistent and steady performance to the benefit of our employees, customers and, above all, our shareholders.

Best regards,

/s/ Rolf A. Meyer

Rolf A. Meyer
Chairman of the Board and
Chief Executive Officer





Condensed Business Segment Data (unaudited)
(in millions of Swiss francs)


Nine months ended September 30,                                          Change
                                                  2000        1999            %
-------------------------------------------------------------------------------
Net sales
Additives                                         2829       2533       12
     Additives (excluding Water Treatments)       2007       1777       13
     Water Treatments                              822        756        9
Colors                                            2004       1774       13
Consumer Care                                     1152       1037       11
-------------------------------------------------------------------------------
Total net sales                                   5985       5344       12
-------------------------------------------------------------------------------
EBITDA(1)
Additives                                          579        471       23
     Additives (excluding Water Treatments)        476        390       22
     Water Treatments                              103         81       27
Colors                                             340        252
Consumer Care                                      184        146
Corporate                                          (64)       (96)
-------------------------------------------------------------------------------
Total EBITDA(1)                                   1039        773
-------------------------------------------------------------------------------
EBITDA margin (2)
Additives                                         20.5%       18.6%
     Additives (excluding Water Treatments)       23.7%       21.9%
     Water Treatments                             12.6%       10.8%
Colors                                            17.0%       14.2%
Consumer Care                                     16.0%       14.1%
-------------------------------------------------------------------------------
Total EBITDA margin(2)                            17.4%       14.5%
-------------------------------------------------------------------------------


(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(2) EBITDA margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).


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                                                                             9

Detailed Third Quarter Results

Sales

The Company's sales for the first nine months of 2000 grew 12 percent in Swiss francs over previous year's sales, or 5 percent in local currencies, to a total of CHF 5.985 billion. Sales not only increased on a year-to-date basis, but also on a third quarter-to-third quarter basis, by 9 percent in Swiss francs or 3 percent in local currencies. They decreased only marginally between the second and third quarters of 2000, by 3 percent in Swiss francs, following the traditional summer pattern. On a year-to-date basis, currency effects resulted in a favorable impact of 7 percent, based on a relatively stable average foreign exchange rate scenario. For all divisions, volume growth outpaced price reductions. Overall, volume rose 8 percent while price reductions amounted to 3 percent on average. This price decline originates in competitive conditions in certain markets. In addition, prices for products delivered into strong currency regions, such as the United States, had to be reduced as customers are demanding a share of the suppliers' currency gains. During the second half of 1999, the Company began a series of selective price increases, which have succeeded in slowing the rate of price erosion so far in 2000.

Sales year-to-date improved in all three regions. Sales in the Eastern Hemisphere increased 18 percent in Swiss francs, or 6 percent in local currencies; the Western Hemisphere saw a 14 percent rise in sales in Swiss francs, or a 2 percent increase in local currencies; and sales in Europe rose 6 percent in both Swiss francs and in local currencies. In local currencies, double-digit increases were seen in the China Region, South East Asia and South America. Sales in Japan were still below last year's levels due to the continuing difficult economic circumstances. In the United States, sales remained stable at a high level. The strong British Pound led to a weakening of demand in the UK. Performance in the rest of Europe was mixed.

Operating Income Operating income increased by 58 percent to a total of CHF 688 million. EBITDA totaled CHF 1.039 billion, reaching 17.4 percent of sales, compared to 14.5 percent during the comparable period in 1999. This reflects the impact of higher sales driven by strong volume growth. The combination of volume growth and product mix changes coupled with operational efficiency improvements in the production areas more than compensated for both the modest reductions in selling prices and the modest raw material price increases. This resulted in gross profit margins improving to 33.7 percent from 31.4 percent. While raw material prices for the Company as a whole rose slightly year-to-date in 2000, they were still relatively stable compared to the first nine months of 1999 due to the Company's ability to offset sharp increases by proactively shifting our source of suppliers from one hemisphere to another. We continue to expect raw material prices to increase approximately 2 percent to 3 percent over the course of the full year. Expressed as a percentage of sales, selling, general and administrative expenses decreased from 18.8 percent to 18.5 percent despite continuing investment in new business development. This improvement was achieved through the continuing positive results of ongoing process improvement and cost control. Research and development expenditures, expressed as a percentage of sales, has remained stable at around 3.5 percent of sales.

Financial income and expense

Financial income and expense declined 19 percent during the first nine months of 2000 as compared to the previous year. This is primarily attributable to continuing positive cash flow generation and the reduction in the company's net debt position following the sale of the Performance Polymers business. Overall, movements in interest rates did not have a significant impact.

Net Income

For the first nine months of 2000, net income increased by 65 percent to CHF 329 million resulting in earnings per share of CHF 4.96 compared to CHF 3.00 in the first nine-months of 1999.

Discontinued Operations

Regarding the sale of the Performance Polymers business, the Company is in the process of finalizing the closing balance sheet audit and its estimation of exit and separation costs, including transaction taxes. This process will be completed during the fourth quarter 2000. As a result, as of September 30, 2000 the Company has not recorded a gain or a loss on the sale of the business. The Company does not expect that the net income from discontinued operations will result in a loss.

Excluding discontinued operations in both years, net income rose by 168 percent.


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                                                                            10

Hexcel

As announced on October 12, 2000 the Company has agreed to sell the majority of its approximately 49 percent stake in the US-based Hexcel Corporation to an investor group led by Goldman Sachs. Approximately 14.5 million shares, or approximately 39 percent of the outstanding shares in Hexcel, are being sold in a transaction valued at $11.00 per share. The total gross value of the sale is $160 million and the resulting gain is expected to be recorded in the fourth quarter of 2000. This sale continues the Company's strategy of focusing on a compact portfolio of businesses with synergies in shared technologies and markets and of exiting non-strategic businesses that have little in common with our key operations.


Divisional Results

Additives (excluding Water Treatments)

Additives, excluding the Water Treatments business unit, recorded sales of CHF
2.007 billion, up 13 percent in Swiss francs, or 5 percent in local currencies. The division registered a strong volume increase with moderate price declines. Selective price increases have been introduced to counter this trend. Particularly strong sales increases were made in Swiss francs and in local currencies in the China Region, South East Asia, Central America and South America. Sales in both the Polymer Additives and Imaging and Coating Additives business units increased by double-digits in Swiss francs. The Process and Lubricant Additives business unit saw a strong double-digit increase in both Swiss francs and local currencies.

EBITDA, at CHF 476 million, improved to 23.7 percent of sales, compared to CHF 390 million or 21.9 percent of sales for the first nine months of 1999. This result reflects higher sales, improved margins and continuing operational efficiency. This performance is toward the upper end of the range of normal performance levels expected in the division.

Water Treatments

Sales for the Water Treatments business unit increased 9 percent in Swiss francs, or 1 percent in local currencies, to a total of CHF 822 million. Volume increased and outpaced price decreases. The business is still being impacted by the secondary effect of the strong British Pound. Selective price increases were recently announced for several key monomer intermediates used in a range of coatings, adhesives and plastics. Strong sales increases in Swiss francs and in local currencies were seen in China, India, Canada, South America and Italy. Double-digit sales increases in Swiss francs were recorded in the businesses Paper Technology, Extractive Industries, Performance Intermediates and Soil Additives. Pollution Control, which faced ongoing competitive pricing pressure in the municipal pollution control business, increased sales in Swiss francs.


EBITDA for the first nine months of 2000 improved to CHF 103 million or 12.6 percent of sales, compared to CHF 81 million or 10.8 percent of sales for the first nine months of 1999 (a 27 percent improvement). This result reflects higher sales, reduced operating costs and the benefits of the ongoing re-organization programs introduced during the first half of 1999. The Water Treatments business unit supply chain is currently being merged with the Additives division supply chain, which will further improve efficiency through the sharing of infrastructure and skills.

Colors

The Colors division recorded sales of CHF 2.004 billion, an increase of 13 percent in Swiss francs, or 6 percent in local currencies. The division recorded a very strong volume growth and only moderate price declines. Sales were up strongly in Swiss francs and in local currencies in the China Region, South East Asia, Central America and South America. Both the Inks, Paints and Plastics and Colors for Textiles business units increased sales by double-digits in Swiss francs and by solid single-digits in local currencies.

EBITDA, at CHF 340 million, improved to 17 percent of sales, compared to CHF 252 million or 14.2 percent of sales for the first nine months of 1999. This improvement reflects higher sales, driven by improving overall market conditions and growing market share, both in inks, paints and plastics and in textile dyes. In addition, the full synergy benefits of the Colors reorganization along with a number of process improvement initiatives helped support the growth in profitability.

Consumer Care

Sales for the Consumer Care division increased 11 percent in Swiss francs, or 4 percent in local currencies, to a total of CHF 1.152 billion. Volume growth was good and there was a moderate decline in prices. The division recorded strong sales in Swiss francs and in local currencies in South America, the China Region and South East Asia. The Paper Chemicals business unit increased sales by double-digits in both Swiss francs and local currencies. The Textile Chemicals business unit posted a double-digit sales increase in Swiss francs and a solid single-digit increase in local currencies. The Home and Personal Care business unit continued to face intense price competition among key detergent manufacturers as well as increasing competition in antimicrobials. However, an improvement in these difficult market conditions was noted in both August and September. Specialty products for home and personal care markets continued to show strong double-digit growth. While sales for the Home and Personal Care business unit for the first nine months of this year increased in Swiss francs, they were lower in local currencies.

Consumer Care's EBITDA rose to CHF 184 million for the first nine months of 2000, or 16 percent of sales, compared to CHF 146 million or 14.1 percent of sales for the first nine months of 1999. Despite the more challenging sales conditions and proactive investments in new business development, the division managed a substantial improvement in its results.

Outlook

The Company remains on track toward meeting its strategic goals as an innovative market leader in the global specialty chemicals industry. All indications continue to point to a somewhat more moderate rate of growth in the fourth quarter than that seen in the first nine months, coupled with a slight weakening of average foreign currency exchange rates. The base effect comparison, against the particularly strong sales achieved in the fourth quarter of 1999, also needs to be considered. Nevertheless, should current global economic and market trends continue -- including a gradual moderation of the growth rate in the United States (the so-called "soft landing" scenario), a continuing recovery in Europe and maintained stability in Asia -- the Company now feels comfortable that it can expect to report an EBITDA margin for the full year at the top or somewhat above the target range which was set at the beginning of the year: between 16 percent and 17 percent of sales. This would indicate a strong double-digit percentage increase in net profit and earnings per share.

Ciba Specialty Chemicals (SWX:CIBN,NYSE:CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.2 billion in 1999 and some CHF 250 million was spent on R&D to foster innovation across the Company.

Forward-Looking Statements

Forward-looking statements contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.


Reporting dates for 2001

Full Year 2000 Results                 February 21, 2001
First Quarter 2001 Results                April 26, 2001
Half-Year 2001 Results                   August 16, 2001
Third Quarter 2001 Results              October 23, 2001


Annual General Meeting                    March 23, 2001
Ex-Dividend Date                          March 28, 2001

Contact Addresses

Corporate Communications    Investor Relations        Share Register
For media inquiries,        For investor or analyst   To report shareholder
please contact:             please contact:           address or other changes,
                                                      please contact:
Headquarters                Headquarters Switzerland
Switzerland                 Matthias A. Fankhauser    Share Register
Thomas Gerlach              Tel: +41 61 636 5081      Ciba Specialty Chemicals
Tel:     +41 61 636 4444    Fax: +41 61 636 5111      Holding Inc.
Fax:     +41 61 636 3019                              P.O. Box
                                                      CH-4002 Basel
                                                      Switzerland
United States                                         Tel: +41 61 636 2922 or
O'Patrick Wilson                                           +41 61 636 5791
Tel:     +1 914 785 4045                              Fax: +41 61 636 5243
Fax:     +1 914 785 2211

Japan                                                 Internet Address
Chisato Akamatsu                                      http://www.cibasc.com
Tel:     +81 3 5403 8220
Fax:     +81 3 5403 8223

Singapore
Joanne Er
Tel:     +65 832 0529
Fax:     +65 334 7131

United Kingdom
Ian Stewart
Tel:     +44 1625 888 290
Fax:     +44 1625 615 632





Published in both English and                     Ciba Specialty Chemicals Inc.
German.                                           Klybeckstrasse 141
(C)Ciba Specialty Chemicals Inc.                  CH-4002 Basel, Switzerland
2000.                                             Tel: +41 61 636 1111